October 7, 2010

H. Roger Schwall
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE Mail Stop 7010
Washington, DC 20549-4628

RE:          Petroleum Development Corporation (d/b/a PDC Energy)
RESPONSE to the Staff's Comment Letter dated September 24, 2010
Form 10-K for Fiscal Year ended December 31, 2009
Filed March 4, 2010, as amended August 31, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 30, 2010
File No. 000-07246

Dear Mr. Schwall,

Set forth below are the responses of Petroleum Development Corporation ("PDC," "we," "us" or "our"), to comments received from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") by letter dated September 24, 2010, with respect to our Form 10-K for the fiscal year ended December 31, 2009, filed on March 4, 2010, as amended August 31, 2010, and our Definitive Proxy Statement on Schedule 14A, filed April 30, 2010.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Form 10-K for the Fiscal Year Ended December 31, 2009, as amended

Exhibits

1.
Please file all material contracts.  See Item 601(b)(10) of Regulation S-K.  In that regard, we note your disclosure at page F-22 that sales to Suncor Energy Marketing, Inc., Williams Production RMT Company, and DCP Midstream, LP represented 18.6%, 16.1%, and 11.9%, respectively, of your total revenues in 2009.  Please file any agreements with these customers, or tell us why you are not required to file them.

RESPONSE:  We respectfully note your comment.  In response thereto, please note that we have previously filed copies of the Suncor Energy Marketing, Inc., Williams Production RMT Company and DCP Midstream, LP (formerly Duke Energy Field Services, Inc.) agreements as exhibits to Form 10 and Form 10-Q filings of various PDC-sponsored limited partnerships.  Each of the agreements was filed with language redacted in furtherance of our confidential treatment requests and as granted by the Staff.

Mr. Schwall
Securities and Exchange Commission
October 7, 2010

The Suncor agreement was filed on May 18, 2009, as Exhibit 10.1 to the Form 10-Q of Rockies Region 2007 LP (File No. 000-53201) for the quarter ended March 31, 2009; the Williams Production RMT Company and Duke Energy Field Services, Inc. agreements were filed on March 31, 2009, as Exhibits 10.7 and 10.3, respectively, to the Form 10/A of Rockies Region 2007 LP.  As permitted by Exchange Act Rule 12b-32, we will file the subject agreements as exhibits to the PDC Form 10-Q for the quarter ended September 30, 2010, by incorporating these agreements by reference.

Definitive Proxy Statement on Schedule 14A

Short-Term Incentives, page 35

2.	Please explain how the performance metrics of cash flow per share and liquidity were calculated.

RESPONSE:  We respectfully note your comment.  In response thereto, please note that we have provided the requested disclosure in our Form 8-K filed on April 6, 2009.  Therein, we stated: “Minimum Liquidity will be measured at December 31, 2009.  The formula for measuring Minimum Liquidity is as follows:  net cash provided by operating activities; minus capital expenditures; plus cash generated from dispositions; plus the actual unused revolving commitment as of December 31, 2009 on the Company’s revolving bank line of credit.  The Minimum Liquidity Target will be the revolving commitment under the Company’s revolving bank line of credit (after redetermination of the Company’s borrowing base expected in the near future and the related change in the Company’s aggregate revolving commitment, if any), minus the outstanding revolving credit loan amount on December 31, 2008 ($194.5 million).  The lower threshold amount will be $10 million below the Minimum Liquidity Target and the Maximum Bonus will be $20 million above the Minimum Liquidity Target.”  Additionally, we incorporated that Form 8-K by reference as Exhibit 10.4 into our Form 10-Q for our quarter ended March 31, 2009.  “Cash flow per share” as referenced is simply cash flows from operations divided by diluted shares.  Further, we have presented below the 2009 calculations.  In our future filings, notably our future proxy statements and Forms 8-K, we will provide detailed descriptions of these terms (to the extent we use them with respect to future compensation metrics) as well as other terms that set forth metrics of compensation.

Pay-for-Performance Metric Calculations for 2009

Liquidity (in millions)
Cash provided by operating activities	$ 144
Capital expenditures	(143)
Cash generated from dispositions	-
Unused commitment on revolving bank line of credit	206
Liquidity as of December 31, 2009	$ 207

Cash flow per share (in thousands)
Cash provided by operating activities	$ 143,895
Weighted average common shares outstanding - diluted	16,448
Cash flow per share for 2009	$ 8.75

Mr. Schwall
Securities and Exchange Commission
October 7, 2010

Engineering Comments

Form 10-K for the Fiscal Year Ended December 31, 2009, as amended

Business, page 2

3.	Disclose your delivery commitments and the associated information as discussed in Item 1207 of Regulation S-K. If you have no such commitments, please so state.

RESPONSE:   We respectfully inform the Staff that on page 12 of our Form 10-K under the heading “Transportation and Gathering” we cite our transportation contracts and sales agreements with our customers and provide a direct reference to Note 11, Commitments and Contingencies, of the notes to our financial statements.  Note 11 on page F-30 provides detailed tabular information regarding the volumes of our long-term firm sales, processing and transportation agreements and the corresponding dollar commitment.

4.	Provide disclosure regarding your present activities, as required by Item 1206 of Regulation S-K.

RESPONSE:  We respectfully note your comment.  In response thereto, we plan to include enhanced disclosure, as demonstrated below, in future filings commencing with our Form 10-Q for the quarter ended September 30, 2010.  In direct response to your comment, we refer you to the boldface disclosure presented in the table.

	Drilling Activity
	Three Months Ended				Six Months Ended
	June 30,				June 30,
	2010		2009		2010		2009
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Development Wells:
Producing
Rocky Mountain Region	24	19.5	8	7.2	61	53.6	27	26.0
Appalachian Basin	-	-	-	-	-	-	1	1.0
Total productive	24	19.5	8	7.2	61	53.6	28	27.0
In-Process (1)
Rocky Mountain Region	29	22.9	16	12.5	35	27.1	19	14.0
Total in-process	29	22.9	16	12.5	35	27.1	19	14.0
Dry
Rocky Mountain Region	-	-	-	-	-	-	1	0.5
Total dry	-	-	-	-	-	-	1	0.5
Total development	53	42.4	24	19.7	96	80.7	48	41.5

Exploratory Wells:
Producing
Rocky Mountain Region	-	-	-	-	-	-	1	0.5
Appalachian Basin	-	-	-	-	1	0.6	-	-
Total productive	-	-	-	-	1	0.6	1	0.5
In-Process (1)
Rocky Mountain Region	-	-	-	-	-	-	1	0.5
Appalachian Basin	3	1.7	-	-	3	1.7	2	2.0
Total in-process	3	1.7	-	-	3	1.7	3	2.5
Total exploratory	3	1.7	-	-	4	2.3	4	3.0

Total drilling activity	56	44.1	24	19.7	100	83.0	52	44.5
Recompletions/refractures	5	4.2	3	2.9	16	14.7	3	2.9

(1) Represents wells that have been spud, drilled and waiting to be fractured and/or for gas pipeline connection.

Mr. Schwall
Securities and Exchange Commission
October 7, 2010

Acreage, page 6

5.	We note the presentation of your undeveloped acreage. Disclose the near term expiry of material acreage as contemplated in Item 1208(b) of Regulation S-K. If you have no such acreage, please so state.

RESPONSE:  We respectfully note your comment.  In response thereto, as of December 31, 2009, our undeveloped acreage was either held by production with no future expiry or individually and collectively immaterial.  In future filings, commencing with the earlier of the filing of our Form 10-K for the year ending December 31, 2010, or other document pursuant to the Securities Act of 1933 ("Securities Act"), we plan to provide expiration dates for all material undeveloped acreage not held by production or provide explicit disclosure that we have no material acreage with near term expiry.

Risk Factors, page 17

Drilling for and producing natural gas and oil are high risk activities with many uncertainties that could adversely affect our business, financial condition, and results of operations, page 20

6.	Disclose the consequences of loss of hydrocarbon containment during drilling, transportation and processing.

RESPONSE:  We respectfully note your comment.  In response thereto, we refer you to disclosure provided in Item 1A of our Form 10-Q for the quarter ended June 30, 2010:

"Possible additional regulation could have an adverse effect on our operations.

The BP oil spill in the Gulf of Mexico and other anti-industry sentiment may result in new state and federal safety and environmental laws, regulations, guidelines and enforcement interpretations.  Although we have no operations in the Gulf of Mexico, this incident could result in regulatory initiatives in other areas as well that could limit our ability to drill wells and increase our costs of exploration and production.  Furthermore, the U.S. Environmental Protection Agency has recently focused on citizen concerns about the risk of water contamination and public health problems from drilling and hydraulic fracturing activities, including public meetings around the country on this issue which have been well publicized and well attended.  This renewed focus could lead to additional federal and state laws and regulations affecting our drilling, fracturing and operations.  Additional laws, regulations or other changes could significantly reduce our future growth, increase our costs of operations, and reduce our cash flow, in addition to undermining the demand for the natural gas and oil we produce."

Mr. Schwall
Securities and Exchange Commission
October 7, 2010

In further response to your comment, we plan to include the following statement in a revised risk factor in our Form 10-Q for the quarter ended September 30, 2010:

“Our hydrocarbon drilling, transportation, and processing activities are subject to a range of applicable federal, state, and local laws and regulations.  A loss of containment of hydrocarbons during these activities could potentially subject us to civil and/or criminal liability and the possibility of substantial costs, including environmental remediation, depending upon the circumstances of the loss of containment, the nature and scope of the loss, and the applicable laws and regulations.”

Notes to Consolidated Financial Statements, page F-8

2009 Activity, page F-46

7.
We note the discussion of changes to your proved reserves.  Disclose the changes to your proved undeveloped reserves, including conversion to developed status, as required by Item 1203(b) of Regulation S-K.

RESPONSE:  We respectfully note your comment.  In response thereto, please note that the discussion of our 2009 Activity, as referenced above, identifies the significant changes in total proved reserves, specifically citing reclassifications from and new additions to proved undeveloped reserves.  In further response thereto, we plan to include enhanced disclosure, as demonstrated in the table below, in our future filings commencing with the earlier of the filing of our Form 10-K for the year ending December 31, 2010, or other document pursuant to the Securities Act.  And, if material, we plan to provide a discussion of the changes in each of the proved reserves classifications.

The following table presents the changes in proved developed and undeveloped reserves.

	2009
	Developed	Undeveloped	Total
	(MMcfe)

Beginning proved reserves, January 1	329,669	423,410	753,079
Undeveloped reserves transferred to developed	14,952	(14,952)	-
Revisions	(943)	(83,238)	(84,181)
Extension and discoveries	(5,163)	95,859	90,696
Acquisitions	625	427	1,052
Dispositions	(13)	-	(13)
Production	(43,288)	-	(43,288)
Ending proved reserves, December 31	295,839	421,506	717,345

Mr. Schwall
Securities and Exchange Commission
October 7, 2010

Exhibit 99.2

8.	Please procure a third party reserve report that presents:

•	The date of report completion as required by Item 1202(a)(8)(ii) of Regulation S-K;

•	The average adjusted product prices used to estimate your proved reserves as contemplated in Item 1202(a)(8)(v).

RESPONSE:  We respectfully note your comment.  In response thereto, please note that the average adjusted product prices used to estimate our proved reserves are presented on page 2 of Exhibit 99.2 to Form 10-K/A filed on August 31, 2010.  Further, we plan to file a revised report of Wright & Company to include the date of report completion in our Form 10-Q for the quarter ended September 30, 2010.  We have attached a copy of the revised report for your consideration.

Closing Comments

As requested by the Staff, PDC acknowledges that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the US.

We believe we have appropriately responded to the Staff’s comments contained in the Staff’s letter dated September 24, 2010.  We respectfully request an opportunity to discuss this response letter further with the Staff if, after a review of this information, the Staff does not concur with our interpretation.  Please do not hesitate to call the undersigned, R. Scott Meyers, Chief Accounting Officer, with any questions or if we may provide the Staff with any additional information.  Mr. Meyers may be reached at (304) 808-6249.   In his absence, please contact Cindy Dalton, Director of Financial Reporting, at (304) 808-6276.

Thank you for your assistance.

Respectfully submitted,

/s/ R. Scott Meyers

R. Scott Meyers
Chief Accounting Officer
Petroleum Development Corporation
(d/b/a PDC Energy)

September 30, 2010

Petroleum Development Corporation
120 Genesis Blvd.
Bridgeport, WV  26330
ATTENTION:  Mr. Richard McCullough

SUBJECT:           Amended Report Letter
Evaluation of Oil and Gas Reserves
To the Interests of Petroleum Development Corporation
In Certain Properties Located in Various States
Pursuant to the Requirements of the
Securities and Exchange Commission
Effective January 1, 2010
Job 10.1204

At the request of Petroleum Development Corporation (PDC), Wright & Company, Inc. (Wright) has performed an evaluation to estimate proved reserves and associated cash flow and economics from certain properties to the subject interests. This evaluation was authorized by  Mr. Richard McCullough of PDC.  Projections of the reserves and cash flow to the evaluated interests were based on specified economic parameters, operating conditions, and government regulations considered applicable at the effective date and are pursuant to the financial reporting requirements of the Securities and Exchange Commission (SEC).  It is the understanding of Wright that the purpose of this evaluation is for inclusion in relevant registration statements or other filings to the SEC.  The following is a summary of the results of the evaluation effective January 1, 2010.

Petroleum Development Corporation SEC Parameters	Proved Developed			Total Proved Developed (PDP, PDNP & PDNP-BP)	Total Proved Undeveloped (PUD)	Total Proved (PDP, PDNP, PDNP-BP & PUD)
	Producing (PDP)	Nonproducing (PDNP)	Behind Pipe (PDNP-BP)
Net Reserves to the Evaluated Interests
Oil, Mbbl:	75.783	0.000	0.000	75.783	0.000	75.783
Gas, MMcf:	55,682.703	0.000	14,089.080	69,771.781	5,837.007	75,608.797
Gas Equivalent, MMcfe (6 Mcf = 1 bbl)	56,137.401	0.000	14,089.080	70,226.479	5,837.007	76,063.495
Cash Flow (BTAX), M$ Undiscounted: Discounted at 10% Per Annum:	84,714.094 48,729.383	-885.100 -599.961	32,031.182 11,034.321	115,860.172 59,163.730	4,034.362 -2,726.844	119,894.570 56,436.891
It should be noted that some minor differences between the total summaries may exist due to rounding techniques in the ARIES™ software program.

Mr. Richard McCullough
Petroleum Development Corporation
September 30, 2010

The properties evaluated in this report are located in the states of Michigan, Pennsylvania, Tennessee, and West Virginia.  According to PDC, the total proved reserves included in this evaluation represent approximately 10.6 percent of the reported total proved reserves of PDC.  As contemplated by Item 1202 (a)(8)(ii) of Regulation S-K, the effective date of this report is January 1, 2010.  The report was completed February 1, 2010.

Proved oil and gas reserves are those quantities of oil and gas which can be estimated with reasonable certainty to be economically producible under existing economic conditions, operating methods, and government regulations.  As specified by the SEC regulations, when calculating economic producibilty, the base product price must be the 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the prior 12-month period.  The benchmark base prices used for this evaluation were $3.866 per Million British thermal units (MMBtu) for natural gas at Henry Hub, LA and $61.18 per barrel of West Texas Intermediate oil at Cushing, OK.  These benchmark prices were adjusted for energy content, quality, and basis differential, as appropriate.  The average adjusted product prices used to estimate proved reserves, as contemplated by Item 1202 (a)(8)(v) of Regulation S-K, are $3.95/Mcf of gas and $55.63/bbl of oil.  Prices for oil and gas were held constant for the life of the properties.

Oil and other liquid hydrocarbons are expressed in thousands of United States (U.S.) barrels (Mbbl), one barrel equaling 42 U.S. gallons.  Gas volumes are expressed in millions of standard cubic feet (MMcf) at 60 degrees Fahrenheit and at the legal pressure base that prevails in the state in which the reserves are located.  No adjustment of the individual gas volumes to a common pressure base has been made.

Net income to the evaluated interests is the cash flow after consideration of royalty revenue payable to others, standard state and county taxes, operating expenses, and investments as applicable. The cash flow is before federal income tax (BTAX) and excludes consideration of any encumbrances against the properties if such exist.  The cash flow (BTAX) was discounted at an annual rate of 10.00 percent (PCT) in accordance with the reporting requirements of the SEC.

The estimates of reserves contained in this report were determined by acceptable industry methods and to the level of detail that Wright deemed appropriate.  Where sufficient production history and other data were available, reserves for producing properties were determined by extrapolation of historical production or sales trends.  Analogy to similar producing properties was used for development projects and for those properties that lacked sufficient production history to yield a definitive estimate of reserves. When appropriate, Wright may have also utilized volumetric calculations and log correlations in the determination of estimated ultimate recovery (EUR).  These calculations are often based upon limited log and/or core analysis data and incomplete reservoir fluid and rock formation data.  Since these limited data must frequently be extrapolated over an assumed drainage area, subsequent production performance trends or material balance calculations may cause the need for significant revisions to the estimates of reserves.

Oil and gas reserves were evaluated for the proved developed producing (PDP), proved developed non-producing (PDNP), proved developed non-producing behind pipe (PDNP-BP), and proved undeveloped (PUD) reserves categories.  The summary classification of total proved reserves combines the PDP, PDNP, PDNP-BP and PUD categories.  In preparing this evaluation, no attempt has been made to quantify the element of uncertainty associated with any category.  Reserves were assigned to each category as warranted.  Wright  is not aware of any local, state, or federal regulations that would preclude PDC from continuing to produce from currently active wells or to fully develop those properties included in this report.

Mr. Richard McCullough
Petroleum Development Corporation
September 30, 2010

There are significant uncertainties inherent in estimating reserves, future rates of production, and the timing and amount of future costs. Oil and gas reserves estimates must be recognized as a subjective process that cannot be measured in an exact way and estimates of others might differ materially from those of Wright.  The accuracy of any reserves estimate is a function of quantity and quality of available data and of subjective interpretations and judgments.  It should be emphasized that production data subsequent to the date of these estimates or changes in the analogous properties may warrant revisions of such estimates.  Accordingly, reserves estimates are often different from the quantities of oil and gas that ultimately are recovered.

All data utilized in the preparation of this report were provided by PDC.  No inspection of the properties was made as this was not considered to be within the scope of this evaluation. Wright has not independently verified the accuracy and completeness of information and data furnished by PDC with respect to ownership interests, oil and gas production or sales, historical costs of operation and development, product prices, or agreements relating to current and future operations and sales of production.  Wright requested and received detailed information allowing Wright to check and confirm any calculations provided by PDC with regard to product pricing, appropriate adjustments, lease operating expenses, and capital investments for drilling the undeveloped locations.  Furthermore, if in the course of Wright’s examination something came to our attention that brought into question the validity or sufficiency of any information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or independently verified such information or data.  In accordance with the requirements of the SEC, all operating costs were held constant for the life of the properties.

           No consideration was given in this report to potential environmental liabilities that may exist concerning the properties evaluated.  There are no costs included in this evaluation for potential liability for restoration and to clean up damages, if any, caused by past or future operating practices.

Wright is an independent petroleum consulting firm founded in 1988 and does not own any interests in the oil and gas properties covered by this report.  No employee, officer, or director of Wright is an employee, officer, or director of PDC nor does Wright or any of its employees have direct financial interest in PDC. Neither the employment of nor the compensation received by Wright is contingent upon the values assigned or the opinions rendered regarding the properties covered by this report.

This report is prepared for the information of PDC and for the information and assistance of its independent public accountants in connection with their review of and report upon the financial statements of PDC.  This report is also intended for public disclosure and for use in filings made to the SEC by PDC.

The professional qualifications of the technical person(s) primarily responsible for the evaluation of the reserves and economics information discussed in this report meet the standards of Reserves Estimator as defined in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information as promulgated by the Society of Petroleum Engineers.

Mr. Richard McCullough
Petroleum Development Corporation
September 30, 2010

It has been a pleasure to serve you by preparing this evaluation.  All related data will be retained in our files and are available for your review.

Very truly yours,
Wright & Company, Inc.

D. Randall Wright
President

DRW/RS/EKL
Job 10.1204
PDC 2nd Amended Report Letter.docx